Exhibit 3.50

CERTIFICATE OF FORMATION

OF

RENO CROSSROADS LLC

This Certificate of Formation of RENO CROSSROADS LLC (the “LLC”), dated as of April 5, 1999, is being duly executed and filed by Martin I. Lubaroff, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is RENO CROSSROADS LLC.

SECOND. The address of the registered office of the LCC in the State of Delaware is c/o Corporation Service Company, 1013 Centre Road, Wilmington, New Castle County, Delaware 19805.

THIRD. The name and address of the registered agent for service of process on the LLC in the State of Delaware is Corporation Service Company, 1013 Centre Road, Wilmington, New Castle County, Delaware 19805.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Martin I. Lubaroff
Name:	Martin I. Lubaroff
Authorized Person